UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

THE WENDT-BRISTOL HEALTH SERVICES CORPORATION

(Title of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

95058J100

(CUSIP Number)

Charles F. Hertlein, Jr., Dinsmore & Shohl LLP, 1900 Chemed Center, 255 E. Fifth Street, Cincinnati, Ohio 45202 (513) 977-8315

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSONS.

GERALD F. SCHROER

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ X ]

(b) [ ]

3. SEC USE ONLY ________________________________________________

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
Number of Shares Beneficially Reporting Owned By Each Person with:	7. SOLE VOTING POWER:	- 0 -
	8. SHARED VOTING POWER:	413,800
	9. SOLE DISPOSITIVE POWER:	- 0 -
	10. SHARED DISPOSITIVE POWER:	413,800

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

413,800

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.82%

14. TYPE OF REPORTING PERSON (See Instructions):

IN

1. NAME OF REPORTING PERSONS.

RENAISSANCE MORTGAGE AND FINANCIAL SERVICES, INC.

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ X ]

(b) [ ]

3. SEC USE ONLY ________________________________________________

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		Ohio, U.S.
Number of Shares Beneficially Reporting Owned By Each Person with:	7. SOLE VOTING POWER:	- 0 -
	8. SHARED VOTING POWER:	413,800
	9. SOLE DISPOSITIVE POWER:	- 0 -
	10. SHARED DISPOSITIVE POWER:	413,800

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

413,800

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.82%

14. TYPE OF REPORTING PERSON (See Instructions):

CO

1. NAME OF REPORTING PERSONS.

SCHROER ANCILLARY SERVICES, INC.

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ X ]

(b) [ ]

3. SEC USE ONLY ________________________________________________

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		Ohio, U.S.
Number of Shares Beneficially Reporting Owned By Each Person with:	7. SOLE VOTING POWER:	- 0 -
	8. SHARED VOTING POWER:	413,800
	9. SOLE DISPOSITIVE POWER:	- 0 -
	10. SHARED DISPOSITIVE POWER:	413,800

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

413,800

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.82%

14. TYPE OF REPORTING PERSON (See Instructions):

CO

ITEM 1. SECURITY AND ISSUER.

(a) Title of the Class of Equity Securities: Common Stock, par value $.01 per share

(b) Name and Address of Issuer's Principal Executive Officers:

Sheldon A. Gold, President and Chief Executive Officer

The Wendt-Bristol Health Services Corporation

Two Nationwide Plaza, Suite 760

Columbus, Ohio 43215

Marvin D. Kantor, Chairman of the Board

The Wendt-Bristol Health Services Corporation

Two Nationwide Plaza, Suite 760

Columbus, Ohio 43215

Reed A. Martin, Executive Vice President and Chief Operating Officer

The Wendt-Bristol Health Services Corporation

Two Nationwide Plaza, Suite 760

Columbus, Ohio 43215

ITEM 2. IDENTITY AND BACKGROUND.

The name and business address of the persons filing this statement (the "Filers") are:

(1) Gerald F. Schroer, 25109 Detroit Road, Westlake, Ohio 44145. Mr. Schroer is a private investor and the owner and operator of nursing homes in Ohio. Mr. Schroer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Schroer is a citizen of the United States of America.

(2) Renaissance Mortgage and Financial Services, Inc. ("Renaissance"), 25109 Detroit Road, Westlake, Ohio 44145. Renaissance is an Ohio corporation engaged in mortgage and financial services. Renaissance is a private corporation owned equally by Gerald F. Schroer and Susanne F. Schroer. The directors and officers of Renaissance are Gerald F. Schroer, Chairman and Treasurer, Susanne F. Schroer, Vice President and Secretary and William E. Reuscher, President. To the knowledge of Renaissance, none of the directors or officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(3) Schroer Ancillary Services, Inc. ("SAS"), 7222 Day Ave., S.W. Navarre, Ohio 44662. SAS is an Ohio corporation engaged in the sale of supplies and billing services. SAS is a private corporation owned by various members of the Schroer family. The directors and officers of SAS are Gerald F. Schroer, Chairman, President and Treasurer and Susanne F. Schroer, Vice President and Secretary. To the knowledge of SAS, none of the directors or officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Filers have effected the purchases using personal and general corporate funds.

ITEM 4. PURPOSE OF TRANSACTION.

All of the shares purchased by the Filers were acquired for investment. The Filers may, from time to time, depending on market conditions and other investment considerations, purchase additional shares of Wendt-Bristol for investment, or dispose of shares of Wendt-Bristol.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Filers own beneficially an aggregate of 413,800 shares of Wendt-Bristol common stock, constituting 6.82% of the number of shares of such common stock outstanding on the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 7

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 2000

(Date)

/s/ Gerald F. Schroer

By: Charles F. Hertlein, Jr.

Attorney-In-Fact

Renaissance Mortgage and Financial

Services, Inc.

/s/ Gerald F. Schroer

By: Gerald F. Schroer, Chairman and Treasurer

By: Charles F. Hertlein, Jr.

Attorney-In-Fact

Schroer Ancillary Services, Inc.

/s/ Gerald F. Schroer

By: Gerald F. Schroer, Chairman and Treasurer

By: Charles F. Hertlein, Jr.

Attorney-In-Fact

EXHIBIT A

JOINT FILING AGREEMENT

DATED SEPTEMBER 30, 1998

AMONG GERALD F. SCHROER,

SCHROER ANCILLARY SERVICES, INC.

RENAISSANCE MORTGAGE AND FINANCIAL SERVICES, INC.

JOINT FILING AGREEMENT

The undersigned (each, a "Filer" and collectively, the "Filers") for purposes of filing a statement on Schedule 13D pursuant to Securities and Exchange Commission Rule 13d-1 (k) (1) each hereby agree:

(a) Each Filer is individually responsible for the timely filing of any further amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning themselves, but is not responsible for the completeness and accuracy of any of the information contained in the Schedule 13D as to any other Filer, unless such Filer knows or has reason to believe that the information is inaccurate;

(b) this Schedule 13D contains the required information with regard to each Filer and indicates that it is filed on behalf of all Filers;

(c) each Filer agrees that the Schedule 13D, as amended, to which this Joint Filing Agreement is attached as Exhibit A, is filed on its behalf; and

(d) this Joint Filing Agreement may be executed in counterparts.

Dated: September 30, 1998

/s/ Gerald F. Schroer

Gerald F. Schroer

Renaissance Mortgage and Financial

Services, Inc.

By: /s/ Gerald F. Schroer

Gerald F. Schroer, Chairman and Treasurer

Schroer Ancillary Services, Inc.

By: /s/ Gerald F. Schroer

Gerald F. Schroer, Chairman and Treasurer